Recro Pharma, Inc.

490 Lapp Road

Malvern, PA 19355

December 12, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joseph McCann

Re:	Re: Recro Pharma, Inc. Registration Statement on Form S-1 Filed December 1, 2016, as amended (File No. 333-214856)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Recro Pharma, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-214856) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 9:00 AM, eastern time, on December 13, 2016, or as soon as thereafter as is practicable. By separate letter, the underwriters of the offering of securities being registered join in this request for acceleration.

In connection with this request, the Company acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any questions or comments concerning this request to Rachael M. Bushey, Esq. of Hogan Lovells US LLP at (267) 675-4678.

RECRO PHARMA, INC.

By:	/s/ Gerri A. Henwood
Name: Gerri A. Henwood
Title: Chief Executive Officer

Recro Pharma, Inc. – Acceleration Letter